CN Dragon Corporation

November 7, 2009

Maryse Mills-Apenteng
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington , D.C. 20549

Re:           CN Dragon Corporation, fka Wavelit, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed October 29, 2009
File No. 000-53771

Dear Ms. Mills-Apenteng:

Please find attached the Company’s revised Preliminary Information Statement (A-1)on Schedule 14C as well as a red-line copy comparing the changes to the original filing.  This cover letter keys to your comments and our responses.  We have included the Company acknowledgement at the end of this letter.

General

1.           Pursuant to your request, we have updated the company’s EDGAR profile to reflect the new name of the company.

To Amend our Articles of Incorporation to Effectuate a 1 for 100 Reverse Split of our Issued and Outstanding Common Stock

2.           We have disclosed in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse split.

3.           We have revised our filing to disclose that the Company does not presently have any plans, proposals or arrangement to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.

Thank you.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

CN Dragon Corporation

/s/ Henry Liguori
Henry Liguori
Director

ACKNOWLEDGEMENT

CN Dragon Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  CN Dragon Corporation

/s/ Henry Liguori
Henry Liguori
Director

7216 Enterprise Drive, Las Vegas, NV 89147